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FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
	Century City	Orange County
May 1, 2015	Chicago	Paris
	Doha	Riyadh
	Dubai	Rome
	Düsseldorf	San Diego
	Frankfurt	San Francisco
VIA EDGAR	Hamburg	Shanghai
	Hong Kong	Silicon Valley
Jeffrey P. Riedler	Houston	Singapore
Assistant Director	London	Tokyo
Division of Corporation Finance	Los Angeles	Washington, D.C.
Securities and Exchange Commission	Madrid

100 F Street N.E.

Washington, D.C. 20549

Re:	Zogenix, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on April 27, 2015
File No. 001-34962

Dear Mr. Riedler:

We are in receipt of the Staff’s letter dated April 30, 2015 with respect to Zogenix, Inc.’s (“Zogenix”) Preliminary Proxy Statement on Schedule 14A filed on April 27, 2015, File No. 001-34962. For ease of reference, we have set forth the Staff’s comment and Zogenix’s response below.

1.	“We note that your proposal to effect a reverse stock split of the outstanding common stock will result in additional authorized but unissued shares. Please expand your disclosure to describe whether management has any specific plans, arrangements or understandings, written or oral, to issue any of the shares that will be newly available as a result of the amendment to the company’s certificate of incorporation. If such plans arrangements, etc. do exist, please provide disclosure of the material terms of such anticipated issuances of which management is currently aware.”.

Zogenix’s response: Zogenix acknowledges the Staff’s comment and will revise the disclosure on pages 21 and 22 of Zogenix’s Definitive Proxy Statement to add the following:

“However, we currently have no plans, arrangements or understandings, written or oral, to issue these additional authorized shares.”

Zogenix acknowledges that:

May 1, 2015

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *

May 1, 2015

Please contact the undersigned at (858) 523-3962 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Matthew T. Bush

Matthew T. Bush

of LATHAM & WATKINS LLP

Enclosure

cc:	Stephen J. Farr, Ph.D., Zogenix, Inc.